UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated July 16, 2009

Commission File Number 1-14846

AngloGold Ashanti Limited
(Translation of registrant's name into English)

76 Jeppe Street
Newtown, 2001
(P.O. Box 62117, Marshalltown, 2107)
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X   Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes __   **No X**

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes __   **No X**

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organised (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __   **No X**

Enclosure: Press release   **ANGLOGOLD ASHANTI LIMITED SIGNS AGREEMENTS WITH RANDGOLD RESOURCES LIMITED IN RELATION TO ITS PROPOSED ACQUISITION OF MOTO GOLDMINES LIMITED**



AngloGold Ashanti Limited \ (Incorporated in the Republic of South Africa)
(Reg. No.1944/017354/06) \ ISIN Number: ZAE000043485 \ NYSE symbol: AU \ JSE share code: ANG

Corporate Affairs Department: \ 3rd Floor \ 76 Jeppe Street \ Johannesburg \ 2001 \ South Africa
Tel +27 (0)11 637 6317 \ Fax +27 (0)11 637 6399/6400 \ www.AngloGoldAshanti.com

news release

16 July 2009

ANGLOGOLD ASHANTI LIMITED SIGNS AGREEMENTS WITH RANDGOLD RESOURCES LIMITED IN RELATION TO ITS PROPOSED ACQUISITION OF MOTO GOLDMINES LIMITED

AngloGold Ashanti Limited ("AngloGold Ashanti" or "the Company") is pleased to announce that it has entered into a series of agreements with Randgold Resources Limited ("Randgold Resources"), which, upon the closing of Randgold Resources' proposed acquisition of 100% of the issued share capital and outstanding options and warrants of Moto Goldmines Limited ("Moto"), will result in AngloGold Ashanti acquiring an indirect 50% interest in Moto for approximately US$244 million in cash.

At the same time, AngloGold Ashanti and Randgold Resources will form a joint venture for the development and operation of the Moto gold project, located in the Democratic Republic of the Congo ("DRC"). Moto owns 70% of the project which is at an advanced exploration stage with a JORC compliant Mineral Resource of some 22.5 million ounces of gold as published on 21 January 2009. The other 30% joint venture interest in the project is owned by Offices des Mines d'Or de Kilo-Moto ("Okimo"), a DRC state-owned company. Under the terms of the proposed joint venture agreement, Randgold Resources will be appointed operator of the project.

Shareholders are referred to a separate announcement made by Randgold Resources today describing its approach to the Board of Directors of Moto in relation to its proposed acquisition.

AngloGold Ashanti's agreement to acquire its indirect joint venture interest in Moto, as described above, is subject to the completion of the acquisition of Moto by Randgold Resources and, as is customary for transactions of this nature, an application has been made by AngloGold Ashanti to, and is currently under consideration by, the South African Reserve Bank.

 "We're pleased to build on the successful partnership we've enjoyed with Randgold Resources over the past nine years at Morila,'' AngloGold Ashanti Chief Executive Officer Mark Cutifani said. "Our agreement to acquire for cash a 50% joint venture interest on closing enables Randgold Resources to present terms to Moto which make its offer clearly superior to those already offered by Red Back Mining Inc. in its offer for Moto.''

"This partnership will benefit all stakeholders, especially the people of the DRC, by successfully developing one of the world's most exciting gold ore-bodies in a joint effort that shares risk and rewards," Cutifani said. "This is a further step in our Africa growth strategy and complements our existing greenfields exploration activities in the DRC by taking a larger foothold in one of the world's most prospective goldfields via the Moto gold project, one of Africa's largest undeveloped mineral resources.''

There can be no assurance, at this stage, that Randgold Resources will complete its proposed acquisition of Moto. AngloGold Ashanti will make a further announcement in due course.

Financial Advisor to AngloGold Ashanti
CIBC

Legal Advisors to AngloGold Ashanti
Fasken Martineau DuMoulin LLP
Shearman & Sterling LLP

JSE Sponsor
UBS

ENDS

Contacts

	Tel:	Mobile:	E-mail:
Alan Fine (Media)	+27 (0) 11 637 6383	+ 27 (0) 83 325 0757	afine@anglogoldAshanti.com
Joanne Jones (Media)	+27 (0) 11 637 6813	+27 (0) 82 896 0306	jjones@AngloGoldAshanti.com
Stewart Bailey (Investors)	+1 212 836 4303	+1 646 338 4337	sbailey@anglogoldashanti.com

Certain statements made in this communication, including, without limitation, those concerning the benefits of the partnership for all stakeholders and the prospects of the Moto Gold Project, contain certain forward-looking statements regarding AngloGold Ashanti's operations, economic performance and financial condition. Although AngloGold Ashanti believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. Accordingly, results could differ materially from those set out in the forward-looking statements as a result of, among other factors, changes in economic and market conditions, success of business and operating initiatives, changes in the regulatory environment and other government actions, fluctuations in gold prices and exchange rates, and business and operational risk management. For a discussion of such factors, refer to AngloGold Ashanti's annual report for the year ended 31 December 2008, which was distributed to shareholders on 27 March 2009 and the company's annual report on Form 20-F, filed with the Securities and Exchange Commission in the United States on May 5, 2009 as amended on May 6, 2009. AngloGold Ashanti undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after today's date or to reflect the occurrence of unanticipated events. All subsequent written or oral forward-looking statements attributable to AngloGold Ashanti or any person acting on its behalf are qualified by the cautionary statements herein. AngloGold Ashanti posts information that is important to investors on the main page of its website at www.anglgoldashanti.com and under the "Investors" tab on the main page. This information is updated regularly. Investors should visit this website to obtain important information about AngloGold Ashanti.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AngloGold Ashanti Limited

Date: July 16, 2009

By: /s/ L Eatwell________
Name: L EATWELL
Title: Company Secretary

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